AMERICAN LITHIUM CORP.

Appointment of Proxyholder

I/We, being holder(s) of common shares of American Lithium Corp. (the "Company"), hereby appoint Andrew Bowering or failing him, Simon Clarke, OR

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(Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit)) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Company to be held at 2:00 p.m. (Vancouver Time) on September 9, 2021 at Suite 1507 – 1030 West Georgia Street, Vancouver, British Columbia (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR all Resolutions. Please use a dark black pencil or pen.

1. Number of Directors	***FOR***	***AGAINST***
To set the number of Directors at six (6)	☐	☐

2. Election of Directors	***FOR***	***WITHHOLD***
1. Andrew Bowering	☐	☐
2. Simon Clarke	☐	☐
3. Laurence Stefan	☐	☐
4. G A (Ben) Binninger	☐	☐
5. Terrence O'Connor	☐	☐
6. Alex Tsakumis	☐	☐

AMERICAN LITHIUM

3. Appointment of Auditors	***FOR***	***WITHHOLD***
Appointment of Manning Elliott LLP as Auditors	☐	☐

4. Stock Option Plan	***FOR***	***AGAINST***
To re-approve the Stock Option Plan	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

______________________________ ____________________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 2:00 p.m. (Vancouver time) on September 7, 2021.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website https://ca.astfinancial.com/financialstatements and input code: **0416**

- ☐ I would like to receive quarterly financial statements
- ☐ I would like to receive annual financial statements
- ☐ I would like to receive future mailings by email at________________________

Proxy Form – Annual General and Special Meeting of Shareholders of American Lithium Corp. to be held on September 9, 2021 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one information circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.**

6. This proxy should be read in conjunction with the information circular and other proxy materials provided by management for the Meeting.

All holders should refer to the information circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

How to Vote

INTERNET

- Go to www.ASTvotemyproxy.com
- Cast your vote online
- View Meeting documents

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States **1-888-489-7352** and follow the voice instructions

To vote using your smartphone, please scan this QR Code →

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX or EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  AST Trust Company (Canada)
  P.O. Box 721
  Agincourt, ON M1S 0A1

- You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to be dated on the day it was received by AST Trust Company (Canada).

If you wish to receive investor documents electronically in future, please visit https://ca.astfinancial.com/edelivery to enrol.

All proxies must be received by September 7, 2021.